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09055970

UNITED STATES
ND EXCHANGE COMMISSION
washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66921

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TVA Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 Theory, Suite 200
(No. and Street)

Irvine	CA	92617
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elliot B. Reiff 949-679-2105
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Allen, Haight & Monaghan LLP
(Name – *if individual, state last, first, middle name*)

2603 Main Street Suite 600	Irvine	CA	92614
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail
Mail Processing
Section
MAR 02 2009
Washington, DC
106

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB
3/20

OATH OR AFFIRMATION

I, Elliot B. Reiff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TVA Capital, LLC, as of February 27, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

See attached

Susan W. Marrow

Notary Public

Elliot B. Reiff

Signature

Managing Partner

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of Orange

Subscribed and sworn to (or affirmed) before me on this 27 day of Feb, 2009, by
Date Month Year

(1) Elliot B. Reiff,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ________________________________,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

SUSAN W. MANROW
Commission # 1761412
Notary Public - California
Orange County
My Comm. Expires Aug 19, 2011

Signature Susan W Manrow
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report

Document Date: 2-27-09 Number of Pages: 2

Signer(s) Other Than Named Above: ________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

TVA CAPITAL, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2008

AND

INDEPENDENT AUDITOR'S REPORT

AH&M ALLEN, HAIGHT & MONAGHAN LLP
Certified Public Accountants

TVA CAPITAL, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2008

INDEX

AH&M ALLEN, HAIGHT & MONAGHAN LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

The Members
TVA Capital, LLC

We have audited the accompanying statement of financial condition of TVA Capital, LLC as of December 31, 2008, and the related statements of operations, changes in members' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TVA Capital, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Allen, Haight & Monaghan LLP

February 23, 2009

Donald L. Allen • R. Lee Haight • Thomas F. Monaghan • Jay W. Donovan • Mark C. Tackmann

2603 Main Street, Suite 600 • Irvine, CA 92614 • (949) 852-9433 • FAX (949) 852-9620 • www.ahmcpas.com

TVA CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Current assets:		
Cash	$	21,574
Prepaid expenses		2,223
Total assets	$	23,797

LIABILITIES AND MEMBERS' CAPITAL

Current liabilities:		
Accounts payable	$	4,875
Accrued income taxes		800
Total current liabilities		5,675
Long term liabilities:		
Subordinated notes and accrued interest payable (Notes 3 and 4)		14,495
Total liabilities		20,170
Members' capital (Note 4)		3,627
Total liabilities and members' capital	$	23,797

See accompanying notes to financial statements.

TVA CAPITAL, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2008

Revenues:		
Advisory fees	$	229,982
Operating expenses:		
Regulatory fees		19,592
Professional fees		15,755
General and administrative (Note 2)		207,758
Total operating expenses		243,105
(Loss) from operations		(13,123)
Interest expense (Note 3)		1,252
(Loss) before provision for income taxes		(14,375)
Provision for income taxes		800
Net (loss)	$	(15,175)

See accompanying notes to financial statements.

TVA CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

YEAR ENDED DECEMBER 31, 2008

Balance at December 31, 2007	$	18,802
Net (loss)		(15,175)
Balance at December 31, 2008	$	3,627

See accompanying notes to financial statements.

TVA CAPITAL, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2008

Subordinated borrowings at December 31, 2007	$	13,445
Increases:		
Interest payable on subordinated notes		1,050
Decreases:		
Payments on subordinated notes		-
Subordinated borrowings at December 31, 2008	$	14,495

See accompanying notes to financial statements.

TVA CAPITAL, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:		
Net (loss)	$	(15,175)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:		
Accrued interest on subordinated notes payable		1,050
(Increase) decrease in:		
Advance to agent		12,000
Prepaid expenses		(1,675)
Increase (decrease) in:		
Accounts payable		553
Deferred revenue		(9,000)
Accrued income taxes		(100)
Net cash (used in) operating activities		(12,347)
Net (decrease) in cash		(12,347)
Cash at December 31, 2007		33,921
Cash at December 31, 2008	$	21,574

Supplemental Disclosure of Cash Flow Information:

Cash paid during the year for:		
Interest	$	-
Income taxes	$	900

See accompanying notes to financial statements.

TVA CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2008

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

TVA Capital, LLC (the "Company"), a California Limited Liability Company, is a registered broker-dealer under the Securities and Exchange Act of 1934 and is regulated by the Financial Industry Regulatory Authority ("FINRA"). The Company acts as an agent in offering of private debt and equity placements for early stage companies seeking growth capital. Private placements would be offered to United States or foreign institutions and accredited investors, as defined under Regulation D of the Securities and Exchange Commission ("SEC"). The Company also provides fee-based consulting and mentoring services, introductions to resource providers or to sources of non-equity, non-debt capital on a commission basis. The Company operates from offices in Irvine, California occupied on a month-to-month basis.

The Company does not provide investment advisory services and is not registered as an investment advisor. The Company does not carry security accounts for customers and does not perform custodial functions relating to customer securities and is therefore, exempt from provisions of Rule 15c3-3 of the Securities and Exchange Commission.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Statement of Financial Accounting Standards ("SFAS") No. 107 *"Disclosures About Fair Value of Financial Instruments"*, requires that the Company disclose estimated fair values for its financial instruments. Fair values are based upon estimates using present value or other valuation techniques in cases where quoted market prices are not available.

Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets, and, in many cases, could not be realized in immediate settlement of the instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments (continued)

At December 31, 2008, management believes that the carrying amounts of cash and accounts payable approximate fair value because of the short maturity of these instruments. It is not practical to estimate the fair value of subordinated notes and interest payable to members due to their related party nature.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company did not have any cash equivalents at December 31, 2008.

Concentrations

The Company maintains substantially all of its cash with a financial institution. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). Cash in bank balances did not exceed the FDIC limit at December 31, 2008.

Revenue Recognition

The Company receives advisory fees in accordance with terms outlined in agreements between the Company and its clients. The Company recognizes these fees as revenue as the services are provided. The agreements require substantial delivery of services to the client in the first sixty days of the term; accordingly, a significant portion of retainer fees received are recognized as income during that period. The remaining fees are recognized as income ratably in the remaining period of the agreement on a straight-line basis. Deferred revenue represents retainer fees received but attributable to the unexpired portion of the representative agreements. There was no deferred revenue as of December 31, 2008.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. No provision has been made for federal income taxes in the accompanying financial statements since such taxes are the responsibility of the Company's respective members. The Company is obligated to pay a minimum state tax of $800 plus a fee based on net revenue.

NOTE 2 – ADVANCE TO AGENT

During the year ended December 31, 2007, the Company advanced $12,000 to an agent engaged to assist the company in a transaction. At December 31, 2008, the Company determined that the $12,000 advance to agent was uncollectable and charged the amount to bad debt expense.

NOTE 3 – SUBORDINATED NOTES PAYABLE

The Company had existing notes payable to its members totaling $10,500 as of December 31, 2008. These loans bear interest at 10% per annum and mature on April 30, 2010. The proceeds received from these notes were used for working capital purposes. Subordinated interest payable on these promissory notes as of December 31, 2008 totaled $3,995.

Pursuant to the note agreements, the obligations of the Company with respect to the payment of the principal and interest on these notes shall be subordinated in right of payment to all claims of existing and future creditors of the Company for matters occurring prior to the notes' maturity dates.

Consistent with the provisions of 17 CFR240.15c3-1, subordinated notes and interest relating to these notes from owners may be included as regulatory net capital when such notes are approved by FINRA. In prior years, FINRA approved subordinated notes totaling $10,500 (see Note 4).

At the option of the Company, payment of all or any part of the notes payable prior to maturity date may be made by the Company only upon receipt of a prior written approval of FINRA, but in no event may any prepayment be made within one year.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and that the ratio of aggregate indebtedness to net capital, both of which are defined, should not exceed 15 to 1. In the computation of the net capital requirements, FINRA's approved subordinated loans and interest on these loans can be used as additional capital (see Note 3).

The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital and net capital requirements of $15,899 and $5,000, respectively. In addition, at December 31, 2008, the Company's net capital ratio is .36 to 1.

SUPPLEMENTARY INFORMATION

TVA CAPITAL, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1

YEAR ENDED DECEMBER 31, 2008

Aggregate indebtedness:		
Accounts payable	$	4,875
Accrued income taxes		800
	$	5,675
Net capital:		
Members' capital	$	3,627
Additions:		
Approved subordinated loans and interest		14,495
Deductions:		
Prepaid expenses		(2,223)
Net capital		15,899
Minimum net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5,000)		5,000
Net capital in excess of minimum requirement	$	10,899
Ratio of aggregate indebtedness to net capital		0.36

There were no material differences between the amounts represented in the computation of net capital set forth above and the amount as reported in the Company's audited Part II focus report. Net capital as stated above differed from the amount reported in the focus report by $799, which relates to adjustments to accrued income taxes.

See accompanying notes to financial statements.

TVA CAPITAL, LLC

OTHER COMPLIANCE MATTERS

YEAR ENDED DECEMBER 31, 2008

1. Computation of Reserve Requirements Pursuant to Rule 15c3-3

   Because the Company does not hold funds or securities for the account of any customers, as defined by Securities and Exchange Commission Rule 15c3-3, no reserve is required and this schedule is not applicable as provided for in section (k)(2)(i) of Rule 15c3-3. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of December 31, 2008 and reconciliation to that calculation is not included herein.

2. Information Relating to Possession and Control Requirements under Rule 15c3-3

   The Company is exempt from Rule 15c3-3 under the exemptive provision of section (k)(2)(i) and accordingly, has no possession or control requirements.

See accompanying notes to financial statements.